November 22, 2005


Mail Stop 4-9

Daniel G. Hickey, Jr.
Co-Chief Executive Officer and Chairman of the Board
CRM Holdings, Ltd.
P.O. Box HM 2062
Hamilton, HM HX
Bermuda

	Re:	CRM Holdings, Inc.
		Registration Statement on Form S-1
		Amendment No. 1 filed November 8, 2005
		Registration No. 333-128424

Dear Mr. Hickey Jr.:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 2. Considering that the restructuring is being conducted to facilitate the IPO, it appears that the transactions are for the same general purpose and a single plan of financing. Please provide further analysis of why the restructuring should not be integrated with the public offering. In your response, please also identify the LLC members that will receive common stock in the restructuring.



Summary
2. We note your response to previous comment 7 and reissue the comment. The summary should contain a more balanced presentation of your business, with details of specific sources of revenue disclosed in the MD&A and Business sections. Please revise to provide the net income figures as previously requested or delete the disclosure.
3. As a related matter, please briefly describe how the aggregate annualized premium amounts relate to the fees earned CRM so that investors can evaluate the relevance of the figures.

Operating Challenges, page 4
4. Please advise us whether you expect to complete negotiations with
New York Marine or some other insurer regarding a reinsurance agreement prior to effectiveness of the registration statement.

Strategy, page 4
5. If available, please provide an estimate of the rate increase you anticipate for your operations in New York.

We presently depend on..., page 11
6. Please specify the material adverse effect to your business in the event you are unable to renew the reinsurance agreement. In particular, if the failure to renew would result in a cessation of your reinsurance business, please disclose the percentage this business represents of your overall revenues.

Our reinsurance business, page 14
7. Please expand your response to previous comment 20 to briefly describe the regulatory approvals necessary to establish new groups in California.

Our revenues may decrease..., page 18
8. We note your disclosure regarding the modification of your management agreement with HITNY. Please address this development in your MD&A and elsewhere in the prospectus where you discuss the outlook for your New York business, or advise us why you do not believe it is material.



Twin Bridges is subject to extensive regulation in Bermuda...page
20
9. In your response to previous comment 24, we note that Twin Bridges is subject to prior approval by the Bermuda Monetary Authority of "certain issuances and transfers of shares." Please discuss the extent, if any, to which these prior approval requirements materially impact shareholders of CRM Holdings.

CRM Holdings could be considered..., page 21
10. We note that you obtained an independent valuation from an appraisal firm. Please tell us what consideration you gave to naming them in the prospectus and providing the written consent of the third party under Securities Act Rule 436.

Use of Proceeds, page 34
11. In your response to previous comment 34, please expand to explain why you have estimated using $4.7 million to pay off a $3.5 million balance on your credit facility with Keybank. We note on page 45 that you intend to borrow from your credit facility to make a $1.2 million distribution to existing shareholders of unpaid profits and earnings. To the extent that the $1.2 million dollar distribution is related to the discrepancy noted above, please expand to explain that you are essentially using proceeds from the offering to pay the distribution to existing shareholders. Clarify also whether you will use proceeds from the offering to pay any tax indemnification amounts on those distributions.

Selected Combined and Pro Forma Financial Information, pages 37-43
12. We have read and considered your response to comment 52. We noted on page 5 that you expect to pay the distributions to existing shareholders using the revolving credit facility, and you intend to pay the revolving credit facility from the proceeds received from the offering. We also note that dividends exceed earnings in the current year. Given these facts and circumstances, explain to us how you considered SAB Topic 1 B:3 as it relates to disclosing pro forma per share data giving the effect to the number of shares whose proceeds were to be used to pay the dividend.
13. Please disclose pro forma earnings per share information reflecting the pro forma effect of the provision for income taxes. Refer to SAB Topic 1.B.2.
14. Revise the pro forma balance sheets to include a subtotal column to show the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds, followed by a column giving effect to the offering and the final column giving effect to all pro forma adjustments.

Compensation Risk Managers, LLC and Affiliates

Interim Unaudited Combined Financial Statements

General
15. We have read and considered your response to comment 53.
Please
direct us to where we can find the disclosure requirements of SAB
Topic 11:M relating to the company`s unaudited combined financial statements, or revise accordingly.

Note 3 Earned Unbilled Commissions and Premiums, page F-6
16. We note that the amounts recorded in this line item are subject to adjustment arising from periodic audit by the excess coverage carriers. Please explain to us how your revenue recognition policy relating to these amounts met the criteria for fixed or determinable sales price in SAB Topic 13 or refer us to the any other accounting literature that you relied on for this accounting.

CRM Holdings, Ltd.

Note 1 Organization and Purpose, page F-30
17. We have read and considered your response to comment 58.
Please
disclose the amount to be paid for the shares held by Reid Finance Ltd. and how you will account for the transaction.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon at 202-551-3472 or Jorge
Bonilla, Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,



Mike McTiernan
Special Counsel

cc:	Roslyn Tom, Esq. (via facsimile)






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Daniel G. Hickey, Jr.
CRM Holdings, Ltd.
November 22, 2005
Page 1